UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

South Texas Oil Company

(Name of Issuer)

Common Stock, par value .001 per share

(Title of Class of Securities)

84055V109

(CUSIP Number)

S. Michael Rudolph
Viking Asset Management, LLC
600 Montgomery Street, 44th Floor
San Francisco, CA 94111
Telephone: (415) 981-5300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 19, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 84055V109

1	Names of Reporting Persons. Viking Asset Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization CA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 7,749,983
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,749,983
11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,749,983
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 48.1%
14	Type of Reporting Person (See Instructions) IA, OO

CUSIP No. 84055V109

Item 1. Security and Issuer

This statement relates to Ordinary Shares (the "Stock") of South Texas Oil Company (the "Issuer"). The principal executive office of the Issuer is located at 300 E. Sonterra Blvd., Suite 1220, San Antonio, TX 78258.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Viking Asset Management, LLC ("Viking LLC")

(b)
The business address of Viking LLC, the Viking Affiliates (defined below), except Viking Asset Management, Ltd. (“Viking Ltd.”) and Longview Fund International, Ltd., each a British Virgin Islands international business company (“Longview International”) is:

600 Montgomery Street, 44th Floor
San Francisco, CA

The business address of Viking Ltd. is:

Nemours Chambers
Road Town, Tortola
British Virgin Islands

The business address of Longview International is:

c/o Conifer Fund Services Ltd.
Yamraj Building
Road Town, Tortola
British Virgin Islands
VG1110

(c)
Present principal occupation or employment of Viking LLC and the Viking Affiliates and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The securities reported as beneficially owned by Viking LLC on this Schedule 13D include securities also beneficially owned by the following affiliates of Viking LLC (collectively, the "Viking Affiliates"): Viking Ltd., Peter T. Benz, Merrick D. Okamoto, Wayne H. Coleson and S. Michael Rudolph. Viking LLC is the investment adviser to investment limited partnerships of which Viking Ltd. is the general partner, including Longview Fund, L.P., a California limited partnership ("Longview"). Viking Ltd. is the investment adviser to Longview International (together with Longview, the "Funds"), but pursuant to an agreement between Viking Ltd. and Viking LLC, Viking Ltd. has delegated such investment advisory authority to Viking LLC. Viking LLC is also the investment adviser to other investment funds. Mr. Benz, Mr. Okamoto, Mr. Coleson and Mr. Rudolph are the control persons of Viking LLC and Viking Ltd. Longview International holds shares of the Issuer’s common stock indirectly as a limited partner of Longview. Viking LLC is filing this Schedule 13D on behalf of itself, the Viking Affiliates and the Funds.

CUSIP No. 84055V109

(d)	During the last five years, none of Viking LLC, the Viking Affiliates or the Funds has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of Viking LLC, the Viking Affiliates or the Funds was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Viking LLC was organized in California. The Viking Affiliates and the Funds that are entities were organized in the jurisdictions listed in Items 2(b) and 2(c). The Viking Affiliates that are natural persons are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
Viking LLC	AF	$661,738.87(1)

(1) This amount includes 2 demand notes that Viking LLC exchanged for 403,499 common shares of STXX on behalf of a client account.

Item 4. Purpose of Transaction

Viking LLC acquired the Stock on behalf of the funds for the benefit of the investors in the Funds, for investment purposes, and such purchases have been made in the ordinary course of business.

Item 5. Interest in Securities of the Issuer

The Stock reported as beneficially owned by Viking LLC on its cover page includes Stock that also may be beneficially owned by the Viking Affiliates as described below. Nevertheless, Viking LLC and the Viking Affiliates disclaim beneficial ownership of the Stock reported on this Schedule 13D except to the extent of their pecuniary interest therein. Viking LLC, the Viking Affiliates and the Funds are filing this Schedule 13D jointly, but not as members of a group, and each of them expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of the Funds should not be construed as an admission that any of them is, and each of them disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of any of the Stock covered by this Schedule 13D. On September 19, 2008, on behalf of a client account, Viking LLC exchanged two demand notes with a total of principal amount $637,614.51 and $24,124 of accrued interest (for a total of $661,738.87) for 403,499 shares of STXX common stock in an exchange with STXX, for an effective purchase price of $1.64/share (80% of prior day closing price). The first note, dated April 24, 2008, in the principal amount of $216,746.51 and with accrued interest of $8,788.63 (for a total of $225,535.14), was exchanged for 137,521 shares of common stock. The second note, dated May 9, 2008, in the principal amount of $420,868 and with accrued interest of $15,335.74 (for a total of $436,203.74), was exchanged for a total of 265,978 shares.

CUSIP No. 84055V109

1.	Viking Ltd.
(a)	Amount of stock beneficially owned: 7,749,983
(b)	Percent of class: 48.1
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 7,749,983
(iii)	Sole power to dispose or direct the disposition of : 0
(iv)	Shared power to dispose or direct the disposition of: 7,749,983

2.	Mr. Benz
(a)	Amount of stock beneficially owned: 7,749,983
(b)	Percent of class: 48.1
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 7,749,983
(iii)	Sole power to dispose or direct the disposition of: 0
(iv)	Shared power to dispose or direct the disposition of: 7,749,983

3.	Mr. Okamoto
(a)	Amount of stock beneficially owned: 7,749,983
(b)	Percent of class: 48.1
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 7,749,983
(iii)	Sole power to dispose or direct the disposition of: 0
(iv)	Shared power to dispose or direct the disposition of: 7,749,983

4.	Mr. Coleson
(a)	Amount of stock beneficially owned: 7,749,983
(b)	Percent of class: 48.1
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 7,749,983
(iii)	Sole power to dispose or direct the disposition of: 0
(iv)	Shared power to dispose or direct the disposition of: 7,749,983

5.	Mr. Rudolph
(a)	Amount of stock beneficially owned: 7,749,983
(b)	Percent of class: 48.1
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 7,749,983
(iii)	Sole power to dispose or direct the disposition of: 0
(iv)	Shared power to dispose or direct the disposition of: 7,749,983

CUSIP No. 84055V109

6.	Longview
(a)	Amount of stock beneficially owned: 7,346,484
(b)	Percent of class: 45.6
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 7,346,484
(iii)	Sole power to dispose or direct the disposition of: 0
(iv)	Shared power to dispose or direct the disposition of: 7,346,484

7.	Longview International
(a)	Amount of stock beneficially owned: 750,890
(b)	Percent of class: 7.9
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 750,890
(iii)	Sole power to dispose or direct the disposition of: 0
(iv)	Shared power to dispose or direct the disposition of: 750,890

Item 6. Interest in Securities of the Issuer

Viking LLC effected the exchange of demand notes for Stock as described on the dates indicated in Item 5, and such transactions are the only transactions in the Stock by Viking LLC, the Viking Affiliates and the Funds since 60 days before date on cover page.

Item 7. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Viking LLC is the investment adviser to investment funds, including the Funds, pursuant to an investment management agreement for each fund that provides to Viking LLC the authority, among other things, to invest the funds of such investment funds in the Stock, to vote and dispose of the Stock and to file this statement on behalf of such investment funds. Pursuant to an Agreement of Limited Partnership, Viking Ltd. is entitled to allocations based on realized and unrealized gains of the investment funds of which it is general partner, including Longview.

Item 8. Material to Be Filed as Exhibits

Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2008

VIKING ASSET MANAGEMENT LLC

By:
S. Michael Rudolph, Manager

CUSIP No. 84055V109

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G and Forms (and any amendments or supplements thereto) required under section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of any issuer. For that purpose, the undersigned hereby constitute and appoint Viking Asset Management, LLC, a California limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: September 30, 2008

VIKING ASSET MANAGEMENT, LTD. By: S. Michael Rudolph, Director	LONGVIEW FUND, L.P. By: Viking Asset Management, Ltd. General Partner By: S. Michael Rudolph, Manager
VIKING ASSET MANAGEMENT, LLC By: S. Michael Rudolph, Director	Peter T. Benz
LONGVIEW FUND INTERNATIONAL, LTD. By: Viking Asset Management LLC Sub-Investment Manager By: S. Michael Rudolph, Manager	Merrick D. Okamoto
S. Michael Rudolph	Wayne H. Coleson